Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine and three month periods ended March 31, 2015 and the related notes, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board for interim financial statements, including IAS 34, Interim Reporting (IFRS), as well as the audited consolidated financial statements for the year ended June 30, 2014, including the notes thereto, prepared in accordance with IFRS, and the annual fiscal 2014 MD&A. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the nine and three month periods ended March 31, 2015 as compared to the nine and three month periods ended March 31, 2014. This review was performed by management with information available as of May 8, 2015.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2015 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401 performed by Lilly; the engagement of third party manufacturers to produce the Company’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” as described in the MD&A for the year ended June 30, 2014.

OVERVIEW

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) is developing CNS drug candidate ELND005 for the treatment of Alzheimer’s disease (“AD”) and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

Highlights for the Company during the nine month period ended March 31, 2015 and up to the date of this MD&A include the following:

ELND005:

•	March 26, 2015 – Transition announced results from two phase 1 clinical studies of neuropsychiatric drug candidate ELND005. These studies, an absorption-metabolism-excretion (“AME”) study and a renal clearance study, are specialized clinical pharmacology trials that are required by the United States Food and Drug Administration (“FDA”) for the approval of most drugs in development;

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•	March 2, 2015 – Transition announced that its wholly owned subsidiary, TTIL completed enrolment of 350 patients in the Phase 2 clinical study evaluating neuropsychiatric drug candidate ELND005 as a treatment for agitation and aggression in patients with Alzheimer’s disease (“AD”). The objectives of the Phase 2 clinical study (“Harmony AD Study”) are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression. The randomized, double-blind, placebo-controlled study has enrolled 350 AD patients at 69 clinical sites in the United States, Canada, Spain and the United Kingdom. The primary efficacy endpoint of the study is the change from baseline in the Neuropsychiatric Inventory – Clinician (“NPI-C”) scale of agitation and aggression. It is anticipated that the top-line data from the Harmony AD Study will be announced early summer 2015;

•	November 24, 2014 – Transition announced results from a thorough QT (tQT) study in which no QT effects were observed at supra-therapeutic single doses of neuropsychiatric drug candidate, ELND005. A tQT study is a specialized clinical trial required by the FDA for the approval of most drugs in development. From a safety perspective, drugs that have no QT prolongation effects are particularly desirable for administration to an elderly Alzheimer’s disease (“AD”) population;

•	November 20, 2014 – Transition announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. TTIL completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies. The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period. At the doses evaluated, ELND005 was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported;

•	November 4, 2014 - Transition announced findings from a Phase 2 study of neuropsychiatric drug candidate, ELND005, as an adjunctive maintenance treatment for bipolar disorder type I patients (BPD). TTIL terminated the bipolar disorder Phase 2 study on April 7, 2014 for business reasons. TTIL has completed a review of the data from this bipolar disorder Phase 2 study. Overall, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences favoring ELND005.

TT401:

•	In February, 2015, development partner Lilly informed Transition that 420 type 2 diabetic subjects have been enrolled in the current Phase 2 study thereby completing the enrollment phase of the study;

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•	Transition has paid all three installment payments totaling US$14 million to diabetes drug candidate development partner Lilly. Transition has no further financial obligations for the development and commercialization of TT401. In December, 2014, Lilly informed Transition that the 70% enrollment milestone had been achieved.

Corporate Developments:

•	May 6, 2015 – Transition announced its wholly-owned subsidiary, TTIL has exclusively licensed worldwide rights to a novel small molecule drug candidate (“TT701”) from Eli Lilly and Company. Under the terms of the agreement, TTIL has acquired rights to develop and commercialize TT701. Lilly will receive upfront consideration of up to US$1 million. In addition, Lilly is eligible to receive up to US$100 million in commercial milestones and a mid-single digit royalty on sales of TT701 products should such products be successfully commercialized.TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. This completed 12-week, Phase 2 study of 350 subjects also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels. TTIL is evaluating multiple development paths for TT701, including as a new therapeutic option for patients with androgen deficiency. TTIL is engaged with potential collaborators to rapidly commence a Phase 2 clinical study;

•	February 18, 2015 – Transition announced the closing of a public offering of US$23 million of common shares equivalent to an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option. Cowen and Company, LLC was the sole book-running manager and Canaccord Genuity Inc., H.C. Wainwright & Co., LLC, and LifeSci Capital LLC were the co-managers for the offering;

•	July 11, 2014 - Transition announced that Carl Damiani has been appointed Chief Operating Officer of Transition.

STRATEGIC COLLABORATIONS

Perrigo Company plc (“Perrigo”)

In 2006, Transition exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Following amendment of that agreement in 2010, Elan held all development and commercialization rights to ELND005 and Transition became eligible to receive milestone and royalty payments with the successful advancement of ELND005. Transition has received US$40 million from Elan in upfront and achieved milestone payments. Perrigo acquired Elan in December 2013, including all Elan’s rights and obligations to the development of ELND005.

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On February 28, 2014, Transition announced that after a series of transactions, Perrigo had transferred all of its ELND005 rights and assets under the collaboration agreement to the Company’s wholly owned subsidiary, TTIL. In parallel with this acquisition, Perrigo invested US$15 million and received 2,255,640 Transition common shares representing approximately a 6.4% ownership stake in Transition as of the date of the transaction. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received. Going forward, TTIL is responsible for all future development and commercialization activities of the ELND005 drug candidate.

Lilly

Diabetes

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly exercised its option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition paid US$14 million to Lilly in three separate installments during the Phase 2 clinical study; the first installment of US$6 million was paid during the three month period ended September 30, 2014 when the study achieved 20% patient enrollment. The remaining two installments totaling US$8 million were paid during the three month period ended December 31, 2014 when the study achieved both the 50% and 70% patient enrollment milestones. Transition has no additional funding obligations related to this clinical study or any other development or commercialization activities in the future.

Transition is eligible to receive up to approximately US$240 million in additional milestone payments plus double-digit royalties on sales of TT401 products and a low single digit royalty on sales of related compounds.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

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Alzheimer’s Disease:

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patient’s neuropsychiatric symptoms and declines in cognitive ability.

Down Syndrome:

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

CLINICAL DEVELOPMENT UPDATE

ELND005 for Neuropsychiatric Diseases

TTIL is developing neuropsychiatric drug candidate ELND005, (scyllo-inositol). ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

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Currently, the use of ELND005 is being investigated in two clinical areas:

(a)	Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, the first patient was enrolled in a Phase 2 clinical trial of ELND005 for the treatment of agitation/aggression in patients with mild to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression. Enrollment of this ongoing clinical study (AG201) known as the “Harmony AD” study (www.harmonyadstudy.com) was completed on March 2, 2015. A total of 350 patients were enrolled and results from the study are expected in early summer 2015. The primary efficacy endpoint of the study is the NPI-C agitation and aggression score, which is a newly developed endpoint that has two important advantages. First, it is administered by a clinician or trained rater, and second, it has expanded scoring to measure changes across a greater number of agitation and aggression behaviors. This greater granularity will provide TTIL a unique tool to demonstrate ELND005 benefits in future payer and reimbursement discussions.

A safety extension study (Study “AG251”) is ongoing and is enrolling subjects who have completed the placebo-controlled “HarmonyAD” study. To date, the large majority of subjects completing the “HarmonyAD” study are participating in the AG251 extension study.

(b)	Down Syndrome

On November 20, 2014, Transition announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. Transition’s wholly-owned subsidiary, TTIL completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies.

The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period: placebo, 250 mg once daily; and 250 mg twice daily. At the doses evaluated, ELND005 was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported in the study. Treatment emergent adverse events were reported in seven of the subjects receiving ELND005 and all were deemed mild in severity. The two ELND005 doses achieved the plasma levels expected in pharmacokinetic modeling and will inform the selection of a higher dose in a larger Phase 2b study in Down syndrome subjects.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

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Expenditures for the ELND005 Program

On February 28, 2014, Transition announced that after a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to the Company’s wholly owned subsidiary, TTIL. As a result, effective March 1, 2014, TTIL is responsible for all future development and commercialization activities of the ELND005 drug candidate.

During the three and nine month periods ended March 31, 2015 and 2014, the Company incurred direct research and development costs for this program as follows:

	Three month	Three month period	Nine month period	Nine month period
	period ended	ended March 31,	ended March 31,	ended March 31,
ELND005 Program (1)	March 31, 2015	2014	2015	2014
Pre-clinical studies	$-	$-	$-	$-
Clinical studies	2,082,534	2,914,538	11,816,787	2,914,538
Manufacturing	131,800	7,446	602,816	7,446
Other direct research	539,846	3,207	1,692,515	3,207
TOTAL	$2,754,180	$2,925,191	$14,112,118	$2,925,191

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

Prior to the February, 2014 acquisition, Transition was not required to fund the development or commercialization of ELND005 and accordingly, development costs were nil during the first eight months of fiscal 2014.

TT401 / TT402

Development of TT401 and TT402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Clinical Development of TT401 (LY2944876)

On March 3, 2010, Transition announced that it had acquired the exclusive worldwide rights to develop and potentially commercialize a series of preclinical compounds from Lilly in the area of diabetes. In preclinical diabetes models, these compounds showed potential to provide glycemic control and other beneficial effects including weight loss.

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On June 18, 2012, Transition announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In May, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition’s development partner Lilly. The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

Transition has made three separate installments to Lilly during the Phase 2 clinical study totaling US$14 million to Lilly. The first installment of US$6 million was paid in September 2014 when the study achieved 20% patient enrollment. The remaining two installments totaling US$8 million were paid during the three month period ended December 31, 2014 when the study achieved both the 50% and 70% patient enrollment milestones. There are no additional funding obligations related to this clinical study.

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Expenditures for the TT401/402 Program

During the three and nine month periods ended March 31, 2015 and 2014, the Company incurred direct research and development costs for this program as follows:

	Three month	Three month period	Nine month period	Nine month period
TT401/402 Program	period ended	ended March 31,	ended March 31,	ended March 31,
(1)	March 31, 2015	2014	2015	2014
Pre-clinical studies	$-	$-	$-	$7,488
Clinical studies	-	-	-	87,379
Manufacturing	-	-	-	(37,419)
Other direct research	-	6,666	-	38,634
Development
payments to Lilly	-	-	15,491,600	-
TOTAL	$-	$6,666	$15,491,600	$96,082

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners, must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three month period ended March 31, 2015, the Company recorded a net loss of $4,748,096 ($0.13 loss per common share) compared to a net loss of $5,067,292 ($0.17 loss per common share) for the three month period ended March 31, 2014.

For the nine month period ended March 31, 2015, the Company recorded a net loss of $37,353,559 ($1.04 loss per common share) compared to a net loss of $8,652,250 ($0.29 loss per common share) for the nine month period ended March 31, 2014.

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Net loss decreased $319,196 during the three month period ended March 31, 2015 compared to the three month period ended March 31, 2014. The decrease in net loss during this three month period is primarily due to the settlement of a pre-existing relationship recognized in connection with the re-acquisition of the ELND005 rights in February 2014 as well as increased foreign exchange gains. The decrease in net loss has been partially offset by the change in fair value of contingent consideration and increases in research and development and general and administration expenses.

Net loss increased $28,701,309 during the nine month period ended March 31, 2015 compared to the nine month period ended March 31, 2014. The increase in net loss for the nine month period ended March 31, 2014 is due to the significant increase in research and development expenses resulting from the reacquisition of the rights to develop the ELND005 drug candidate, as well as the US$14 million milestone payments made to Lilly. The increase in net loss is also attributed to the change in fair value of contingent consideration as well as increased general and administration expenses. The increase in net loss has been partially offset by the settlement of a pre-existing relationship recognized in connection with the re-acquisition of the ELND005 asset in February 2014 and increased foreign exchange gains.

Research and Development

Research and development expenses increased by $153,984 from $4,734,288 for the three month period ended March 31, 2014 to $4,888,272 for the three month period ended March 31, 2015. For the nine month period ended March 31, 2015, research and development expenses increased $29,925,151 to $36,828,052 from $6,902,901 for the same period in fiscal 2014.

The increases in research and development expenses for both the three and nine month periods ended March 31, 2015 are primarily due to increases in development costs related to ELND005. The increases for the nine month period are also attributed to increases in development costs associated with diabetes drug candidate TT401 as the Company has paid Lilly an aggregate of US$14 million upon the achievement of all three patient enrollment milestones. The increase in research and development costs have been partially offset by decreases in clinical development costs associated with the costs related to the TT601 program.

The Company anticipates research and development expenses for the fourth quarter of fiscal 2015 will increase as the Company continues to advance the development of ELND005 and starts to incur costs relating to the development of TT701, a novel small molecule drug candidate licensed from Lilly.

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General and Administrative

General and administrative expenses increased by $136,652 from $1,131,879 for the three month period ended March 31, 2014 to $1,268,531 for the three month period ended March 31, 2015. For the nine month period ended March 31, 2015, general and administrative expenses increased $724,854 to $3,777,812 from $3,052,958 for the same period in fiscal 2014.

The increases in general and administrative expenses for both the three and nine month periods ended March 31, 2015 are primarily due to increases in compensation and overhead costs relating to the Company’s premises in San Mateo, California.

The Company anticipates that general and administrative expenses in the fourth quarter of fiscal 2015 will remain relatively consistent with the third quarter expense.

Contingent Consideration Payable

Contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. There were no significant changes in the assumptions used in the valuation of the contingent consideration payable during the three and nine month periods ended March 31, 2015.

The Company has recognized a change in fair value of contingent consideration payable of $276,739 and $747,698 for the three and nine month periods ended March 31, 2015 due to the passage of time during the three and nine month periods. During the comparative nine month period ended March 31, 2014, the Company recognized a change in fair value of contingent consideration payable of ($2,781,907) and recorded contingent consideration payable of $3,101,507 in respect of the settlement of a pre-existing relationship.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2015.

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	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2015
Revenue	-	-	-
Net income (loss) (1)	$(15,695,324)	$(16,910,139)	$(4,748,096)
Basic and diluted net income (loss) per common share	$(0.45)	$(0.48)	$(0.13)
2014
Revenue	-	-	-	-
Net income (loss) (1)	$(2,331,186)	$(1,253,772)	$(5,067,292)	$(13,130,005)
Basic and diluted net income (loss) per common share	$(0.08)	$(0.04)	$(0.17)	$(0.43)
2013
Revenue				$7,118,300
Net income (loss) (1)				$(2,054,884)
Basic and diluted net income (loss) per common share				$(0.08)

Note (1) Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

The fluctuations of Transition’s quarterly results are primarily due to the recognition of up-front and licensing fees relating to the Lilly agreements, milestone payments made to Lilly to help fund TT401 Phase 2 clinical development, recognition of an impairment loss relating to the NMX technology, and changes in: activity levels of the clinical trials being performed by the Company; foreign exchange gains and losses; and corporate development costs.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective estimates and judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

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(a)	Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. In light of the series of agreements the Company entered into with Perrigo relating to the ELND005 technology, management reviewed the estimate of the remaining useful life of the ELND005 technology and extended it to 12 years. Accordingly, the change in estimate resulted in a decrease in amortization expense of $108,774 being recognized during the three month period ended June 30, 2014.

The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products including regulatory approval and achievement of revenue targets. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $963,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $963,000; and

(b)	The probability adjusted cash flows are discounted at a rate of 23% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,560,000. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $856,000.

Share Based Payments and Warrants

When the Company issues stock options and warrants, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

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Settlement of a Pre-Existing Relationship

The Company has determined that the transactions entered into with Perrigo on February 28, 2014 have resulted in the re-acquisition of the rights to the development and commercialization of ELND005 previously licensed to Elan which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the company expensed $3,096,186 in fiscal 2014 as the cost related to the settlement of the pre-existing relationship.

ACCOUNTING CHANGES

The following accounting policies have been adopted effective July 1, 2014:

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of IAS 36 did not significantly impact the Company’s interim consolidated financial statements;

IFRS 2 – Share Based Payments

IFRS 2 has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of IFRS 2 did not significantly impact the Company’s interim consolidated financial statements.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with some informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017 and early adoption is permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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There have been no substantive changes in the Company’s internal controls over financial reporting that have occurred during the most recent interim period beginning January 1, 2015 and ending March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from milestone payments and licensing fees. The Company has incurred a cumulative deficit to March 31, 2015 of $208,468,730. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash and short term investments were $50,248,469 at March 31, 2015 as compared to $60,271,566 at June 30, 2014, resulting in a decrease of $10,023,097. The Company’s working capital position at March 31, 2015 decreased $7,404,094 from $54,777,871 at June 30, 2014 to $47,373,777, at March 31, 2015.

The decrease in the Company’s cash and short term investments as well as the decrease in working capital is primarily due to the expenditures incurred during the nine month period ended March 31, 2015 which included three milestone payments totaling of US$14 million to Lilly upon the achievement of all three patient enrollment milestones for the TT401 Phase 2 diabetes study. The decrease is offset by the February 18, 2015 public offering of 3,538,461 common shares which resulted in net proceeds of $26,076,759.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements for the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

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Financial Instruments

Financial instruments of the Company consist mainly of cash, short term investments, other receivables, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash is held in deposit accounts which earn interest at variable rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$271,159	$346,305	$310,915	$38,290	$966,669
Clinical and toxicity study agreements	6,934,377	401,426	-	-	7,335,803
Manufacturing agreements	303,983	-	-	-	303,983
Contingent Consideration Payable	-	2,847,759	12,666,000	46,066,760	61,580,519
Other	127,610	-	-	-	127,610
TOTAL	$7,637,129	$3,595,490	$12,976,915	$46,105,050	$70,314,584

Contractual obligations denominated in US dollars have been translated to Canadian dollars using the exchange rate at March 31, 2015.

PROPOSED TRANSACTIONS

On July 19, 2013, the Company’s shelf registration statement filed with the United States Securities and Exchange Commission (“SEC”) on Form F-3 became effective. The shelf prospectus provides for the potential offering in the United States of up to an aggregate amount of US$50 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until July 19, 2016. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

On January 5, 2015, the Company filed with the SEC a prospectus supplemental to the shelf prospectus and a sales agreement with Cowen and Company, LLC or Cowen, relating to the sale of the Company’s common shares. In accordance with the terms of the sales agreement, the Company may offer and sell from time to time common shares having an aggregate offering price of up to US $25 million with Cowen acting as sales agent.

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OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at May 8, 2015, the Company has 38,859,383 common shares outstanding.

Stock Options

As at May 8, 2015 the Company has 2,710,260 stock options outstanding with exercise prices ranging from $2.09 to $8.73 and various expiry dates extending to March 31, 2025. At May 8, 2015, on an if-converted basis, these stock options would result in the issuance of 2,710,260 common shares in the capital of the Company at an aggregate exercise price of $12,608,224.

Warrants

As at May 8, 2015, the Company has a total of 3,852,591 warrants outstanding. Details of the outstanding warrants are as follows:

(i)	on August 15, 2013, the Company issued 853,223 warrants with a purchase price of US$4.60 and 1,050,118 warrants with a purchase price of US$6.50; and

(ii)	on June 23, 2014, the Company issued 1,949,250 warrants with a purchase price of US$7.10.

Each warrant entitles the holder, within two years of the issuance date, to purchase one additional common share in the capital of the Company.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.

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